Exhibit (a)(5)

SUPPLEMENT TO

NOTICE OF SPECIAL MEETING

OF SHAREHOLDERS TO BE HELD DECEMBER 21, 2009

– AND –

INFORMATION CIRCULAR

December 1, 2009

NOTICE TO UNITED STATES SHAREHOLDERS

THE TRANSACTIONS DESCRIBED IN THE NOTICE AND MANAGEMENT INFORMATION CIRCULAR DATED NOVEMBER 25, 2009 AND THIS SUPPLEMENT HAVE NOT BEEN APPROVED OR DISAPPROVED BY ANY SECURITIES REGULATORY AUTHORITY NOR HAS ANY SECURITIES REGULATORY AUTHORITY PASSED UPON THE FAIRNESS OR MERITS OF SUCH TRANSACTIONS OR UPON THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE. THE TRANSACTIONS DESCRIBED HEREIN RELATE TO THE SECURITIES OF A FOREIGN COMPANY AND ARE SUBJECT TO DISCLOSURE REQUIREMENTS OF A FOREIGN COUNTRY THAT ARE DIFFERENT FROM THOSE OF THE UNITED STATES.

These materials are important and require your immediate attention. They require shareholders to make important decisions. If you are in doubt as to how to make such decisions, please contact your professional advisers.

SUPPLEMENT TO THE NOTICE AND INFORMATION CIRCULAR FOR THE SPECIAL MEETING OF SHAREHOLDERS TO BE HELD ON DECEMBER 21, 2009

The information contained in this Supplement is in addition to the information contained in the Notice and Information Circular dated as of November 25, 2009 and forms part of the Information Circular. The information contained in this Supplement is given as of December 1, 2009 unless otherwise stated. To the extent that information in this Supplement differs from, updates or conflicts with information contained in the Information Circular, the information in this Supplement is more current and supersedes the information in the Information Circular. Unless defined elsewhere in this Supplement, all capitalized words and terms in this Supplement have the meaning given to them in the Information Circular.

INTRODUCTION

The information concerning NUCRYST contained in this Supplement has been provided by NUCRYST. Although The Westaim Corporation (“Westaim”) has no knowledge that would indicate that any of such information is untrue or incomplete, Westaim does not assume any responsibility for the accuracy or completeness of such information or the failure by NUCRYST to disclose events which may have occurred or may affect the completeness or accuracy of such information but which are unknown to Westaim.

Certain information concerning Westaim contained in this Supplement has been provided by Westaim. Although NUCRYST has no knowledge that would indicate that any of such information is untrue or incomplete, NUCRYST does not assume any responsibility for the accuracy or completeness of such information or the failure by Westaim to disclose events which may have occurred or may affect the completeness or accuracy of such information but which are unknown to NUCRYST.

The below information is an addendum to the information under the caption “FINANCIAL STATEMENTS” on page 40 of the Information Circular:

FINANCIAL STATEMENTS

The historical summary financial information presented below was derived from the Corporation’s consolidated financial statements for the years ended December 31, 2008 and 2007 contained in the Corporation’s annual report on Form 10-K for the year ended December 31, 2008, and the unaudited condensed consolidated financial statements for the nine months ended September 30, 2009 and 2008 contained in the Corporation’s quarterly report on Form 10-Q for the period ended September 30, 2009. This financial information is only a summary and it should be read in conjunction with the reports mentioned above:

Balance Sheet Information

	September 30, 2009	December 31, 2008
	(thousands of U.S. dollars)
Cash and cash equivalents	$13,414	$23,388
Current assets	22,678	31,751
Total assets	33,186	41,800
Current liabilities	7,119	2,949
Non-current liabilities	488	495
Total stockholders’ equity	25,579	38,356

Income Statement Information

	For the Nine Months Ended September 30,		For the Year Ended December 31,
	2009	2008	2008	2007
	(thousands of U.S. dollars except for share and per share data)
Total revenues	$15,171	$15,150	$20,907	$30,092
Loss from operations	(307)	(5,170)	(6,126)	(1,342)
Net loss	(996)	(3,963)	(2,971)	(4,021)

Loss per common share – diluted	$(0.05)	$(0.22)	$(0.16)	$(0.22)

The below information is an addendum to the information under the caption “INTEREST OF PERSONS IN THE MATTERS TO BE ACTED UPON AT THE MEETING” on page 38 of the Information Circular:

INTEREST OF PERSONS IN THE MATTERS TO BE ACTED

UPON AT THE MEETING

The Amalgamation involves the amalgamation of the Corporation with 1499642 to form Amalco, and will result in Amalco becoming a corporation that is wholly-owned by Westaim. Westaim owns 13,691,700 NUCRYST Shares, representing approximately 75% of the issued and outstanding NUCRYST Shares. As of September 30, 2009, Westaim’s consolidated financial statements reflect the consolidation of the Corporation and included a non-controlling interest amount of CAD$5.8 million, which represents the Minority Shareholders’ interest in the Corporation. As a result of the completion of the Asset Sale Transaction, Westaim’s net book value will increase by its proportionate share of the proceeds of the Asset Sale Transaction. Upon the completion of the Amalgamation, Westaim will, in effect, pay the aggregate Redemption Consideration of $8.2 million to the Minority Shareholders and own 100% of the equity interest in Amalco and, as a result, Westaim’s consolidated financial statements will no longer include any non-controlling interest related to the Corporation. The actual funds for the redemption are expected to be obtained from Amalco’s own cash on hand derived from the Corporation’s cash reserves as well as the net proceeds from the Asset Sale Transaction.

The below information regarding the definition of “GAAP” is a replacement for the definition under the caption “GLOSSARY OF TERMS” on page 44 of the Information Circular and it replaces the original “GAAP” definition in its entirety:

“GAAP” means generally accepted accounting principles accepted in the United States of America at the date on which the calculation is made or required to be made in accordance with GAAP.

APPROVAL OF NUCRYST’S BOARD OF DIRECTORS

The undersigned hereby certifies that the contents and the mailing of this Supplement to the Information Circular have been approved by the Board of Directors.

Dated at Princeton, New Jersey this 1st day of December, 2009.

By Order of the Board of Directors,

David Holtz

Interim President and Chief Executive Officer

Chief Financial Officer